FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for October 2018

On a YoY basis, passenger traffic increased 10.1% in Mexico, 33.9% in Puerto Rico and 29.7% in Colombia

Mexico City, November 5, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for October 2018 increased 17.5% when compared to October 2017. Passenger traffic rose 10.1% in Mexico, 33.9% in Puerto Rico and 29.7% in Colombia.

This announcement reflects comparisons between October 1 through October 31, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

The recovery in passenger traffic at San Juan Airport, Puerto Rico reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	October		% Chg	Year to date		% Chg
	2017	2018		2017	2018
Mexico	2,181,907	2,402,374	10.1	25,712,426	27,560,792	7.2
Domestic Traffic	1,168,276	1,344,650	15.1	11,810,082	13,069,731	10.7
International Traffic	1,013,631	1,057,724	4.4	13,902,344	14,491,061	4.2
San Juan, Puerto Rico	431,751	578,124	33.9	7,297,062	6,940,697	(4.9)
Domestic Traffic	376,652	515,043	36.7	6,382,384	6,187,247	(3.1)
International Traffic	55,099	63,081	14.5	914,678	753,450	(17.6)
Colombia	736,900	955,971	29.7	8,464,362	8,637,389	2.0
Domestic Traffic	620,939	825,441	32.9	7,330,842	7,342,055	0.2
International Traffic	115,961	130,530	12.6	1,133,520	1,295,334	14.3
Total Traffic	3,350,558	3,936,469	17.5	41,473,850	43,138,878	4.0
Domestic Traffic	2,165,867	2,685,134	24.0	25,523,308	26,599,033	4.2
International Traffic	1,184,691	1,251,335	5.6	15,950,542	16,539,845	3.7

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Mexico Passenger Traffic
		October		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		1,168,276	1,344,650	15.1	11,810,082	13,069,731	10.7
CUN	Cancun	627,542	736,367	17.3	6,467,448	7,262,254	12.3
CZM	Cozumel	10,013	12,338	23.2	108,677	136,264	25.4
HUX	Huatulco	48,685	49,384	1.4	530,100	561,435	5.9
MID	Merida	166,033	195,801	17.9	1,583,242	1,821,226	15.0
MTT	Minatitlan	16,897	17,031	0.8	167,390	161,724	(3.4)
OAX	Oaxaca	68,050	77,143	13.4	635,172	696,138	9.6
TAP	Tapachula	22,046	27,294	23.8	227,957	253,344	11.1
VER	Veracruz	112,145	123,885	10.5	1,075,428	1,184,450	10.1
VSA	Villahermosa	96,865	105,407	8.8	1,014,668	992,896	(2.1)
International Traffic		1,013,631	1,057,724	4.4	13,902,344	14,491,061	4.2
CUN	Cancun	967,887	1,012,613	4.6	13,124,087	13,676,015	4.2
CZM	Cozumel	15,997	17,788	11.2	344,788	346,551	0.5
HUX	Huatulco	1,641	1,817	10.7	104,519	110,376	5.6
MID	Merida	14,176	12,646	(10.8)	160,826	180,492	12.2
MTT	Minatitlan	446	450	0.9	5,713	5,983	4.7
OAX	Oaxaca	4,471	5,549	24.1	60,692	78,770	29.8
TAP	Tapachula	845	822	(2.7)	11,669	12,918	10.7
VER	Veracruz	5,117	4,653	(9.1)	57,251	55,260	(3.5)
VSA	Villahermosa	3,051	1,386	(54.6)	32,799	24,696	(24.7)
Traffic Total Mexico		2,181,907	2,402,374	10.1	25,712,426	27,560,792	7.2
CUN	Cancun	1,595,429	1,748,980	9.6	19,591,535	20,938,269	6.9
CZM	Cozumel	26,010	30,126	15.8	453,465	482,815	6.5
HUX	Huatulco	50,326	51,201	1.7	634,619	671,811	5.9
MID	Merida	180,209	208,447	15.7	1,744,068	2,001,718	14.8
MTT	Minatitlan	17,343	17,481	0.8	173,103	167,707	(3.1)
OAX	Oaxaca	72,521	82,692	14.0	695,864	774,908	11.4
TAP	Tapachula	22,891	28,116	22.8	239,626	266,262	11.1
VER	Veracruz	117,262	128,538	9.6	1,132,679	1,239,710	9.4
VSA	Villahermosa	99,916	106,793	6.9	1,047,467	1,017,592	(2.9)

Us Passenger Traffic, San Juan Airport (LMM)
		October		% Chg	Year to date		% Chg
		2017	2018		2017	2018
SJU Total		431,751	578,124	33.9	7,297,062	6,940,697	(4.9)
Domestic Traffic		376,652	515,043	36.7	6,382,384	6,187,247	(3.1)
International Traffic		55,099	63,081	14.5	914,678	753,450	(17.6)

Colombia Passenger Traffic Airplan
		October		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		620,939	825,441	32.9	7,330,842	7,342,055	0.2
MDE	Rionegro	405,942	588,595	45.0	5,150,581	5,175,341	0.5
EOH	Medellin	95,211	92,639	(2.7)	843,886	872,242	3.4
MTR	Monteria	65,207	82,457	26.5	799,386	764,699	(4.3)
APO	Carepa	17,453	19,291	10.5	171,039	165,729	(3.1)
UIB	Quibdo	29,222	31,933	9.3	299,616	291,253	(2.8)
CZU	Corozal	7,904	10,526	33.2	66,334	72,791	9.7
International Traffic		115,961	130,530	12.6	1,133,520	1,295,334	14.3
MDE	Rionegro	115,961	130,530	12.6	1,133,520	1,295,334	14.3
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		736,900	955,971	29.7	8,464,362	8,637,389	2.0
MDE	Rionegro	521,903	719,125	37.8	6,284,101	6,470,675	3.0
EOH	Medellin	95,211	92,639	(2.7)	843,886	872,242	3.4
MTR	Monteria	65,207	82,457	26.5	799,386	764,699	(4.3)
APO	Carepa	17,453	19,291	10.5	171,039	165,729	(3.1)
UIB	Quibdo	29,222	31,933	9.3	299,616	291,253	(2.8)
CZU	Corozal	7,904	10,526	33.2	66,334	72,791	9.7

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: Novermber 5, 2018